Exhibit 99.1

Medigus: Elbit Systems and ScoutCam Complete Major Development Stage in Real Time Video Monitoring Program

Tel Aviv, Israel, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, today announced that ScoutCam Inc. (OTCQB: SCTC) (“ScoutCam”, owned 27% by Medigus), a leading provider of Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) solutions and Elbit Systems Ltd. successfully completed a major development stage in the use of ScoutCam’s real time video monitoring (RTVM) system.

During the development stage, the RTVM system used on Elbit Systems’ UAS platform acted as a replacement of manual pre and post flight visualization inspections of the aerial platform and provided clear visibility of areas that had previously been inaccessible to maintenance and operations teams. In addition, ScoutCam’s RTVM provided visibility even when the operating ambience was not suitable for continuous real-time monitoring.

ScoutCam’s unique video-based sensors, embedded software, machine vision and algorithms support a variety of predictive maintenance and condition-based monitoring use cases for unmanned aerial vehicles in harsh environments and hard-to-reach locations. ScoutCam’s RTVM system features a modular open system architecture, enabling seamless integration with advanced unmanned aerial platforms.

The RTVM system’s size, weight, and power (SWaP) are small, making the system a suitable choice for most aerial applications.

ScoutCam’s RTVM offers a modular design solution based on the principles of open system architecture, and it consists of multiple highly resilient cameras installed in various locations around the UAS that are connected to an advanced central processing unit. The multi-camera system ensures critical flight safety in a UAS, supporting the identification and real-time analysis of failure modes. The RTVM system allows for real-time monitoring of the health and condition of the UAS’s mechanisms and components. Visual information is saved and processed using dedicated AI-based algorithms designed to recognize and alert for anomalies that deviate from the standard working nature of the monitored components. The system’s built-in software supports a range of advanced applications including big data, AI, and image processing. The data saved in the system supports the identification of failure modes, analysis of trends, and proactive prediction of failures.

“We are proud and honored to be trusted by Elbit Systems for our state-of-the-art certifiable solutions. ScoutCam’s smart sensors, which include real time video monitoring and analytics, enable any airborne platform to improve safety and reduce maintenance costs with advanced predictive maintenance algorithms,” said Yehu Ofer, CEO of ScoutCam. “The successful conclusion of this major development phase with Elbit Systems demonstrates the potential value and viability of our multi-camera system in a variety of sectors.”

About ScoutCam

ScoutCam is pioneering the Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) markets with its visualization and AI platform. Providing video sensor-based solutions for critical systems in the aviation, transportation, and energy industries, ScoutCam leverages proven visual technologies and products from the medical industry. ScoutCam’s unique video-based sensors, embedded software, and AI algorithms are being deployed in hard-to-reach locations and harsh environments across a variety of PdM and CBM use cases. ScoutCam’s platform allows maintenance and operations teams visibility into areas which are inaccessible under normal operation, or where the operating ambience is not suitable for continuous real-time monitoring.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com